TEMBEC INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)
	June 24,	Sept. 24,	June 25,
	2006	2005	2005
		(Audited)

Assets
Current Assets:
Cash and cash equivalents	$ 31.6	$ 35.0	$ 28.5
Temporary investments	-	15.7	17.8
Derivative financial instruments	2.3	5.9	48.7
Accounts receivable	426.4	421.8	459.2
Due from parent company, Tembec Inc.	17.3	-	-
Inventories	525.2	571.3	595.7
Prepaid expenses	25.1	24.2	27.4
Current assets of discontinued operations (note 3)	-	14.4	9.4

	1,027.9	1,088.3	1,186.7
Derivative financial instruments	-	-	0.8
Investments	14.6	4.9	4.9
Fixed assets	1,823.0	2,091.8	2,178.1
Other assets	115.9	127.2	121.8
Future income taxes	118.4	93.4	113.7
Goodwill	2.7	3.3	26.4
Non-current assets of discontinued operations (note 3)	-	28.7	30.3

	$ 3,102.5	$ 3,437.6	$ 3,662.7

Liabilities and Shareholders' Equity
Current Liabilities:
Bank indebtedness	$ 6.0	$ 35.0	$ 41.6
Operating bank loans	262.7	187.7	147.8
Accounts payable and accrued charges	457.6	496.7	515.2
Due to parent company, Tembec Inc.	-	9.1	8.5
Current portion of deferred gain on sale of foreign exchange contracts	0.1	38.4	60.0
Current portion of long-term debt (note 5)	20.3	21.3	15.8
Current liabilities related to discontinued operations (note 3)	-	6.1	5.8

	746.7	794.3	794.7
Long-term debt (note 5)	1,485.7	1,536.3	1,607.6
Deferred gain on foreign exchange contracts	-	-	0.1
Other long-term liabilities and credits	148.8	139.5	137.2
Future income taxes	110.4	110.3	129.1
Minority interest	5.4	5.4	5.3
Redeemable preferred shares	25.7	25.7	25.7
Commitment and contingencies (note 4)
Shareholders' equity:
Share capital	732.3	732.3	732.3
Contributed surplus	2.9	2.9	2.9
Cumulative exchange translation of foreign subsidiaries	(3.0)	(3.0)	(3.0)
Retained earnings (deficit)	(152.4)	93.9	230.8

	579.8	826.1	963.0

	$ 3,102.5	$ 3,437.6	$ 3,662.7

1

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 24, 2006 and June 25, 2005
(unaudited) (in millions of dollars, unless otherwise noted)

	Quarters		Nine months
	2006	2005	2006	2005

Sales	$ 862.3	$ 937.7	$ 2,469.1	$ 2,690.0
Freight and sales deductions	101.7	106.5	292.6	311.0
Countervailing and antidumping duties (note 4)	9.5	23.4	26.6	71.0
Cost of sales	688.1	741.3	2,039.1	2,166.2
Selling, general and administrative	41.8	44.9	116.6	129.8
Depreciation and amortization	48.2	56.2	158.5	175.0
Unusual items (note 6)	(4.5)	136.1	171.6	156.4

Operating loss from continuing operations	(22.5)	(170.7)	(335.9)	(319.4)

Interest, foreign exchange and other (note 7)	41.9	14.7	73.3	0.1
Exchange loss (gain) on long-term debt	(53.9)	20.1	(57.1)	(51.2)

Loss before income taxes and minority interests
from continuing operations	(10.5)	(205.5)	(352.1)	(268.3)

Income taxes recovery (note 8)	(5.1)	(60.0)	(54.3)	(86.2)
Minority interests	-	0.1	-	-

Net loss from continuing operations	(5.4)	(145.6)	(297.8)	(182.1)
Earnings from discontinued operations (note 3)	-	3.3	51.5	10.2

Net loss	$ (5.4)	$ (142.3)	$ (246.3)	$ (171.9)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Quarters and nine months ended June 24, 2006 and June 25, 2005
(unaudited) (in millions of dollars)

	Quarters		Nine months
	2006	2005	2006	2005

Retained earnings (deficit), beginning of period	$ (147.0)	$ 373.1	$ 93.9	$ 404.1
Adjustment resulting from changes
in accounting policies (note 2)	-	-	-	(1.4)

Restated retained earnings (deficit), beginning of period	(147.0)	373.1	93.9	402.7
Net loss	(5.4)	(142.3)	(246.3)	(171.9)

Retained earnings (deficit), end of period	$ (152.4)	$ 230.8	$ (152.4)	$ 230.8

TEMBEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 24, 2006 and June 25, 2005
(unaudited) (in millions of dollars)

	Quarters		Nine months
	2006	2005	2006	2005

Cash flows from continuing operating activities:
Net loss from continuing operations	$ (5.4)	$ (145.6)	$ (297.8)	$ (182.1)
Adjustments for:
Depreciation and amortization	48.2	56.2	158.5	175.0
Amortization of deferred financing costs	1.4	1.4	4.2	4.0
Exchange loss (gain) on long-term debt	(53.9)	20.1	(57.1)	(51.2)
Amortization of deferred gain on foreign exchange contracts	-	(19.9)	(38.3)	(96.3)
Derivative financial instruments gain	(1.5)	(3.5)	(0.8)	(20.9)
Proceeds on sale of derivative financial instruments	1.1	16.7	4.4	85.7
Loss (gain) on consolidation of foreign integrated subsidiaries	(1.6)	1.3	-	3.1
Future income taxes	(0.6)	(61.1)	(52.7)	(90.4)
Unusual items (note 6)	(5.1)	136.1	167.6	156.4
Other	4.2	1.7	10.4	0.2

	(13.2)	3.4	(101.6)	(16.5)
Changes in non-cash working capital:
Temporary investments	-	1.8	15.7	(17.8)
Accounts receivable	(14.0)	(6.4)	(18.2)	2.7
Inventories	96.3	51.2	51.8	(41.4)
Prepaid expenses	4.9	(1.3)	(1.0)	(7.2)
Accounts payable and accrued charges	4.8	1.0	(52.2)	(0.4)

	92.0	46.3	(3.9)	(64.1)

	78.8	49.7	(105.5)	(80.6)

Cash flows from investing activities:
Additions to fixed assets, net of disposals	(10.9)	(36.4)	(52.7)	(98.2)
Acquisition of investments, net of disposals	-	-	(0.1)	0.2
Proceeds on disposal of operations	9.7	-	9.7	-
Other	(1.2)	(2.8)	(1.8)	(12.1)

	(2.4)	(39.2)	(44.9)	(110.1)
Cash flows from financing activities:
Change in operating bank loans	(53.2)	(23.5)	75.0	73.9
Increase in long-term debt	2.9	4.8	12.5	24.1
Repayment of long-term debt	(2.0)	(1.6)	(7.8)	(8.7)
Change in other long-term liabilities	(4.2)	(2.3)	(2.1)	0.1
Other	2.1	0.7	7.7	(0.6)

	(54.4)	(21.9)	85.3	88.8
Cash generated (used) by continuing operations	22.0	(11.4)	(65.1)	(101.9)
Cash generated by discontinued operations (note 3)	-	6.2	90.7	18.2

Foreign exchange gain on cash and cash equivalents
held in foreign currencies	0.1	0.4	-	0.7

Net increase (decrease) in cash and cash equivalents	22.1	(4.8)	25.6	(83.0)
Cash and cash equivalents, net of bank indebtedness,
beginning of period	3.5	(8.3)	-	69.9

Cash and cash equivalents, net of bank indebtedness,
end of period	$ 25.6	$ (13.1)	$ 25.6	$ (13.1)

Supplemental information:
Interest paid	$ 6.0	$ 2.8	$ 73.4	$ 70.1
Income taxes paid	$ 1.0	$ (0.3)	$ 1.9	$ 6.7

TEMBEC INDUSTRIES INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 24, 2006 and June 26, 2005
(unaudited) (in millions of dollars)
June 24, 2006
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 226.4	$ 365.7	$ 220.5	$ 49.7	$ 862.3
Internal	44.7	22.4	-	0.7	67.8

	271.1	388.1	220.5	50.4	930.1

Earnings (loss) before the following	0.1	14.1	5.1	1.9	21.2

Depreciation and amortization	12.8	21.0	13.1	1.3	48.2

Unusual item	(4.5)	-	-	-	(4.5)

Operating earnings (loss) from
continuing operations	(8.2)	(6.9)	(8.0)	0.6	(22.5)

Net fixed asset additions	3.8	5.6	1.0	0.5	10.9
Goodwill	1.8	-	-	0.9	2.7

June 25, 2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 289.6	$ 333.0	$ 254.7	$ 60.4	$ 937.7
Internal	48.8	21.8	-	1.8	72.4

	338.4	354.8	254.7	62.2	1,010.1

Earnings (loss) before the following	12.2	9.8	(1.7)	1.3	21.6

Depreciation and amortization	11.7	27.9	15.3	1.3	56.2

Unusual items	35.4	-	100.7	-	136.1

Operating loss from continuing operations	(34.9)	(18.1)	(117.7)	-	(170.7)

Net fixed asset additions	20.7	12.5	2.9	0.3	36.4
Goodwill	3.9	-	21.6	0.9	26.4

TEMBEC INDUSTRIES INC.
CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 24, 2006 and June 25, 2005
(unaudited) (in millions of dollars)

June 24, 2006
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 694.2	$ 992.2	$ 639.1	$ 143.6	$ 2,469.1
Internal	140.2	65.0	-	5.1	210.3

	834.4	1,057.2	639.1	148.7	2,679.4

Earnings (loss) before the following	24.0	(15.9)	(19.0)	5.1	(5.8)

Depreciation and amortization	40.2	74.3	40.0	4.0	158.5

Unusual items	(4.5)	169.0	7.1	-	171.6

Operating earnings (loss) from
continuing operations	(11.7)	(259.2)	(66.1)	1.1	(335.9)

Net fixed asset additions	16.7	30.1	5.2	0.7	52.7
Goodwill	1.8	-	-	0.9	2.7

June 25, 2005
				Chemical
	Forest			& other
	products	Pulp	Paper	products	Consolidated

Sales:
External	$ 832.8	$ 986.5	$ 712.1	$ 158.6	$ 2,690.0
Internal	152.7	62.7	-	5.4	220.8

	985.5	1,049.2	712.1	164.0	2,910.8

Earnings (loss) before the following	39.9	(23.0)	(11.7)	6.8	12.0

Depreciation and amortization	39.1	85.6	46.6	3.7	175.0

Unusual items	55.7	-	100.7	-	156.4

Operating earnings (loss) from
continuing operations	(54.9)	(108.6)	(159.0)	3.1	(319.4)

Net fixed asset additions	44.8	43.4	9.1	0.9	98.2
Goodwill	3.9	-	21.6	0.9	26.4

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

1.	Financial Position of the Company and Going Concern

These consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian generally accepted accounting principles (GAAP). The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The Company must provide for annual interest payments of $130-$140 million to service existing indebtedness.

The significant appreciation of the Canadian $ against the US $ over the past several years and the higher energy costs have led to reduced operating margins for the Company, and for the Canadian forest products industry in general. This erosion of competitive position has led to the closure of several of the Company’s operations. The trade dispute with the US over exports of softwood lumber continues and its ultimate resolution remains uncertain. The Company had US $253.6 million of deposits with the US Department of Commerce as at June 24, 2006 for which it is not possible to predict the timing nor the amount of the refund, if any. While the Canadian federal government and the Quebec provincial government have recently announced programs to assist companies that have been negatively impacted by lumber export duties, there is no assurance at this time that the Company will be able to access funds in a timely manner. The Company is also pursuing several initiatives to improve liquidity with a stated objective of generating between $150-$200 million in fiscal 2006. While the Company has raised approximately $100 million to date, primarily with the sale of the OSB operations, there can be no assurance that the remaining initiatives will be successful.

These financial statements assume the realization of assets and settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, then adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

2.	Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 24, 2005.

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

2.	Significant accounting policies (cont.)

Business of the Company

The Company operates an integrated forest products business. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

3.	Discontinued Operations

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. (“Jolina”) for total consideration of $98.0 million, including net working capital of $7.0 million. An amount of $88.0 million was paid on the closing and the balance is payable in the form of a $10.0 million interest-bearing note, repayable in equal annual instalments over a five- year period. Jolina is a Company controlled by Mr. Emanuele (Lino) Saputo, a significant shareholder of Tembec Inc. and a director of the Company. As a result of this transaction, the Company recorded a gain of $63.0 million. The after-tax effect was $46.9 million.

The financial results of the OSB operation, as well as the gain on disposition have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the continuing operations.

Condensed earnings from discontinued operations related to the OSB are as follows:

	Quarters		Nine months
	2006	2005	2006	2005

Sales	$-	$ 22.2	$ 37.7	$ 67.2
Operating profit	-	4.7	7.2	15.2
Financial expenses	-	(0.2)	0.2	-
Earnings from discontinued operations	-	3.3	51.5	10.2

Condensed cash flows from discontinued operations are as follows:

		Quarters	Nine months
	2006	2005	2006	2005

Cash flows from operating activities	$-	$ 6.5	$ 9.8	$ 19.4
Cash flows from investing activities	-	(0.3)	80.9	(1.2)

Cash flows generated by discontinued operations	$-	$ 6.2	$ 90.7	$ 18.2

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4.	Commitments and contingencies

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

Countervailing duty

Effective May 22, 2002, the Company was subject to an initial countervailing duty of 18.79% . A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18% . On February 17, 2005, the rate was further corrected to 16.37% . A charge of $57.0 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the countervailing duty deposit rate to 8.7% . A charge of $10.2 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and December 24, 2005. A charge of $7.1 million was incurred relating to lumber shipments to the U.S. between December 25, 2005 and March 25, 2006. A charge of $6.5 million was incurred relating to lumber shipments to the U.S. between March 26, 2006 and June 24, 2006. The Company is currently remitting cash deposits to cover the applicable duty.

Antidumping duty

Effective May 22, 2002, the Company was subject to an initial average antidumping duty of 10.21% . While all cash payments since that date were made at the required deposit rates, the Company has, and continues to, regularly review its estimate of the antidumping duty expense by applying the USDOC’s methodology to updated sales and cost data as it becomes available. The Company records a charge equal to the greater of the calculated amount or the actual duties deposited. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59% . On February 17, 2005, the rate was further corrected to 9.1% . A charge of $32.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and September 24, 2005. On December 12, 2005, the USDOC reduced the antidumping duty deposit rate to 4.02% . As a result, the Company also recorded a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits. A charge of $5.7 million was incurred relating to lumber shipments to the U.S. between September 25, 2005 and December 24, 2005. A charge of $3.6 million was incurred relating to lumber shipments to the U.S. between December 25, 2005 and March 25, 2006. A charge of $3.0 million was incurred relating to lumber shipments to the U.S. between March 26, 2006 and June 24, 2006. The Company is currently remitting cash deposits to cover the applicable duty.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

4.	Commitments and contingencies (cont.)

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

The following table summarizes the quarterly impact of the aforementioned duties on the Company’s financial results:

	2006					2005

	Dec 05	Mar 06	Jun 06	Sep 06	Total	Dec 04	Mar 05	Jun 05	Sep 05	Total
Countervailing Duty	$10.2	$7.1	$6.5	-	$23.8	$14.8	$15.3	$15.0	$11.9	$57.0

Antidumping Duty	5.7	3.6	3.0	-	12.3	8.4	9.1	8.4	6.5	32.4
Antidumping Duty
Adjustments	(9.5)	-	-	-	(9.5)	-	-	-	-	-

Total	$6.4	$10.7	$9.5	-	$26.6	$23.2	$24.4	$23.4	$18.4	$89.4

5	.	Long-term debt

				June 24,	Sept. 24,	June 25,
			Maturity	2006	2005	2005

		Tembec Inc. - non-interest bearing unsecured notes	09/2009	$68.2	$67.3	$67.3
		Tembec Industries - US$350 million 8.625% unsecured senior notes	06/2009	393.3	409.9	431.4
		Tembec Industries - US$500 million 8.5% unsecured senior notes	02/2011	561.8	585.6	616.2
		Tembec Industries - US$350 million 7.75% unsecured senior notes	03/2012	393.3	409.9	431.4
		Tembec SAS	12/2013	9.9	11.0	11.7
		Tembec Envirofinance SAS - advances from related company	06/2017	17.3	12.6	9.9
		Proportionate share - Marathon (50%)	03/2006	11.2	12.9	12.9
		Proportionate share - Temlam (50%)	06/2015	39.0	32.5	26.6
		Other	Various	12.0	15.9	16.0

				1,506.0	1,557.6	1,623.4
		Less current portion		20.3	21.3	15.8

				$1,485.7	$1,536.3	$1,607.6

Effective February 27, 2006, $15.0 million of the $23.9 million unsecured notes have become interest bearing at 6% and will be repaid in four equal annual installments to September 2009.

The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. There is no recourse to the shareholders on either of these loan facilities.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.	Unusual items

2006

During the June 2006 quarter, the Company’s joint venture Temlam Inc. completed the sale of its metal plates and webs operations located in Bolton, Ontario. Based on the Company’s 50% ownership, consideration received amounted to $11.3 million including net working capital of $1.5 million. As a result of this transaction, the Company recorded a gain of $4.5 million. The after-tax effect of this gain was $3.1 million. During the March 2006 quarter, the Company recognized an impairment charge of $169.0 million related to the property, plant and equipment of the Smooth Rock Falls, Ontario pulpmill as the majority of its long-lived assets are no longer recoverable and exceed their fair value. The after-tax effect of this charge was $111.3 million.

As a result of the ongoing restructuring of the St. Francisville, Louisiana papermill, the Company recorded an unusual charge of $7.1 million relating to additional severance and other related costs. As no tax recovery was recorded, the after-tax effect of the charge was $7.1 million.

2005

During the June 2005 quarter, the Company recorded a non-cash charge of $114.7 million relating to the reduction of the carrying value of the fixed and other assets of three sawmills, a papermill and a remanufacturing facility that were permanently or indefinitely closed. Employee severance and other closure costs amounting to $21.4 million were also recorded. The after-tax effect of these charges was $91.7 million.

During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million including $2.5 million for goodwill relating to the reduction of the carrying value of the fixed and other assets of two sawmills that were permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of theses charges was $14.2 million.

The following table provides the components of the unusual items:

				2006	2005
	Forest				Forest
	Products	Pulp	Paper	Consolidated	Products

Fixed assets write-down	$ -	$ 168.8	$ -	$ 168.8	$ 120.5
Goodwill impairment	-	-	-	-	2.5
Other Assets	-	-	3.7	3.7	7.0
Write-down of investments	-	0.2	-	0.2	0.2
Gain on sale of assets	(4.5)	-	-	(4.5)	-
Severance and other labour-related costs	-	-	3.4	3.4	18.8
Idling and other costs	-	-	-	-	7.4

	$ (4.5)	$ 169.0	$ 7.1	$ 171.6	$ 156.4

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

6.	Unusual items (cont.)

	The following table provides the reconciliation components of the mill closure provisions:

		Quarters		Nine months
		2006	2005	2006	2005

	Opening balance	$ 11.9	$ 4.8	$ 18.8	$ -
	Additions: Severance and other labour-related costs	-	15.3	3.4	18.8
	Idling and other costs	-	6.1	-	7.4
	Payments: Severance and other labour-related costs	(2.5)	(2.4)	(10.5)	(2.4)
	Idling and other costs	(0.3)	(0.5)	(2.6)	(0.5)

	Ending Balance	$ 9.1	$ 23.3	$ 9.1	$ 23.3

7.	Interest, foreign exchange, and other

		Quarters		Nine months
		2006	2005	2006	2005

	Interest on long-term debt	$ 29.3	$ 32.7	$ 89.8	$ 97.0
	Interest on short-term debt	4.4	1.5	11.5	3.5
	Interest income	(1.3)	(0.5)	(2.7)	(1.7)
	Investment expense (income)	-	1.8	(1.6)	1.8
	Interest capitalized on construction projects	(0.8)	(0.7)	(2.7)	(1.6)

		31.6	34.8	94.3	99.0
	Amortization of deferred financing costs	1.4	1.4	4.2	4.0
	Amortization of deferred gain on foreign exchange contract	-	(19.9)	(38.3)	(96.3)
	Derivative financial instruments gain	(1.5)	(3.5)	(0.8)	(20.9)
	Other foreign exchange items	10.3	(1.0)	9.6	6.8
	Loss (gain) on consolidation of foreign integrated subsidiaries	(1.6)	1.3	-	3.1
	Bank charges and other financing expenses	1.7	1.6	4.3	4.4

		10.3	(20.1)	(21.0)	(98.9)

		$ 41.9	$ 14.7	$ 73.3	$ 0.1

TEMBEC INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

8.	Income Taxes

		Quarters			Nine months
		2006	2005	2006	2005

	Loss before income taxes and minority interest
	from continuing operations	$ (10.5)	$ (205.5)	$ (352.1)	$ (268.3)

	Income taxes based on combined federal and provincial
	income tax rates of 33.3% (2005 - 33.3%)	(3.3)	(68.4)	(117.2)	(89.3)
	Decrease (increase) resulting from:
	Future income taxes adjustment due to rate enactments	(1.4)	-	2.9	-
	Net losses not recognized	15.4	4.0	77.9	12.3
	Rate differential between jurisdiction	(1.3)	(0.9)	(6.8)	(8.6)
	Non deductible portion of exchange loss (non taxable portion
	of exchange gain) on long-term debt	(7.8)	3.5	(8.3)	(7.7)
	Non deductible loss (non taxable gain) on consolidation of
	foreign integrated subsidiaries	(0.4)	-	0.3	1.5
	Other permanent differences	(5.6)	0.8	(4.0)	2.1
	Large corporations tax	(0.7)	1.0	0.9	3.5

		(1.8)	8.4	62.9	3.1

	Income taxes recovery	$ (5.1)	$ (60.0)	$ (54.3)	$ (86.2)

	Income taxes:
	Current	(4.5)	1.1	(1.6)	4.2
	Future	(0.6)	(61.1)	(52.7)	(90.4)

	Income taxes recovery	$ (5.1)	$ (60.0)	$ (54.3)	$ (86.2)

9.	Employee Future Benefits

		Quarters			Nine months
		2006	2005	2006	2005

	Defined benefit pension plan expenses	$8.9	$5.6	$28.2	$17.0
	Other employee future benefit plan expenses	$1.8	$1.7	$7.7	$5.1
	Defined contribution and other retirement plan expenses	$3.1	$3.8	$9.9	$11.8

10.	Comparative figures
	Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.